Exhibit 99.01


                     Adelphia Announces Sale of Senior Notes

    COUDERSPORT, Pa., November 10, 1999-- Adelphia Communications Corporation (NASDAQ-NNM: ADLAC) announced today that it has sold $500,000,000 aggregate principal amount of new 9 3/8% Senior Notes due 2009. The Senior Notes due 2009 will be noncallable, and will have other non-interest terms that will be similar to those of Adelphia's existing publicly held senior debt. Adelphia plans to use a portion of the net proceeds to redeem the entire $125 million aggregate principal amount of its 11-7/8% Senior Debentures due 2004 at 104.5% of principal amount plus accrued interest, and to use the remainder to repay existing indebtedness of subsidiaries. The transaction is expected to close on November 16, 1999.

Adelphia Communications Corporation is one of the largest cable television operators in the United States, now serving approximately 5 million cable subscribers.

Prospectuses may be obtained from Credit Suisse First Boston, Eleven Madison Avenue, New York, New York 10010-3629 and Salomon Smith Barney, 390 Greenwich Street, New York, New York 10013. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities referred to herein in any state in which such offer, solicitation or sale would be unlawful.

CONTACT:  Timothy J. Rigas, Executive Vice President of Adelphia Communications
           Corporation, 814-274-9830